UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Rule 14d-100)

(Amendment No. 2)

Wright Medical Group N.V.

(Name of Subject Company (Issuer))

Stryker B.V.

(Offeror)

a direct, wholly owned subsidiary of

Stryker Delaware, Inc.

(Parent of Offeror)

a direct, wholly owned subsidiary of

Stryker Corporation

(Ultimate Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer, or other person))

Ordinary shares, par value €0.03 per share

(Title of Class of Securities)

N96617118

(CUSIP Number of Class of Securities)

Robert S. Fletcher

Vice President, Chief Legal Officer

Stryker Corporation

2825 Airview Boulevard

Kalamazoo, Michigan 49002

+1 (269) 385-2600

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Richard C. Witzel, Jr.

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

+1 (312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,078,890,781.96	$529,440.02
*

Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 128,533,733 ordinary shares, par value €0.03 per share, of Wright Medical Group N.V. multiplied by the offer consideration of $30.75 per share, (ii) the net offer consideration for 8,963,533 outstanding stock options with an exercise price less than $30.75 per share (which is calculated by multiplying the number of shares underlying such outstanding stock options by an amount equal to $30.75 minus the weighted average exercise price for such stock options of $23.63 per share), (iii) 1,250,367 shares subject to issuance pursuant to restricted stock units, multiplied by the offer consideration of $30.75 per share and (iv) 787,296 shares subject to issuance pursuant to performance share units, multiplied by the offer consideration of $30.75 per share. The foregoing share figures have been provided by the issuer to the offeror and are as of December 11, 2019, the most recent practicable date.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid:	$529,440.02	Filing Party:	Stryker B.V., Stryker Delaware, Inc. and Stryker Corporation
Form or Registration No.:	Schedule TO	Date Filed:	December 13, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the United States Securities and Exchange Commission on December 13, 2019 (together with any amendments and supplements thereto, the “Schedule TO”) in relation to the tender offer by Stryker B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Purchaser”) and an indirect, wholly owned subsidiary of Stryker Corporation, a Michigan corporation (“Stryker”), for all outstanding ordinary shares, par value €0.03 per share (the “Shares”), of Wright Medical Group N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands registered with the trade register in the Netherlands under file number 34250781 (“Wright”) at a price of $30.75 per Share, without interest and less applicable withholding taxes, to the holders thereof, payable in cash, upon the terms and subject to the conditions set forth in the offer to purchase dated December 13, 2019 (together with any amendments and supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All information contained in the Offer to Purchase and the Letter of Transmittal, including all schedules thereto, is hereby incorporated by reference into all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1 through 11.

1.    The Offer to Purchase is hereby amended and supplemented by adding the following sentence as the final sentence of the penultimate paragraph of Section 2—“Acceptance for Payment and Payment for Shares” on page 10 of the Offer to Purchase and the first paragraph of Section 3—“Procedures for Accepting the Offer and Tendering Shares—Determination of Validity” on page 13 of the Offer to Purchase:

Tendering shareholders have the right to challenge Purchaser’s determination as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares in a court of competent jurisdiction.

2.    The Offer to Purchase is hereby amended and supplemented by amending and restating the introductory clause (immediately preceding the bullet-point list) in Section 11—“The Purchase Agreement; Other Agreements—The Purchase Agreement—Termination of the Purchase Agreement” on page 43 of the Offer to Purchase in its entirety to read as follows:

The Purchase Agreement may be terminated at any time prior to the Expiration Time:

3.    The Offer to Purchase is hereby amended and supplemented by amending and restating each of the penultimate paragraph of Section 12—“Purpose of the Offer; Plans for Wright—Purpose of the Offer” on page 46 of the Offer to Purchase and the final paragraph of Section 13—“Certain Effects of the Offer—Nasdaq Listing” on page 51 of the Offer to Purchase in their entirety to read as follows:

In addition, after amendment of Wright’s articles of association following the Delisting, pursuant to the Governance Resolutions proposed to be approved at the EGM, record ownership of Shares can only be transferred pursuant to a notarial deed executed before a Dutch notary. This will require compliance by the transferor and transferee of Shares with various administrative formalities under Dutch law, including execution of a power of attorney that must be legalized and apostilled and provision of know-your-customer information, and will also require shareholders to incur costs for Dutch notarial fees when they transfer Shares. Obtaining a notarial deed in the Netherlands can be expected to cost between €2,000 and €5,000 depending on the regular hourly rates for partners and associates of the Dutch law firm with which the relevant notary is associated. The time to obtain a notarial deed in the Netherlands depends on a variety of factors, including how quickly a local notary can legalize a signature and passport, how quickly a formal legal opinion can be provided (if applicable) and how quickly an apostille can be obtained. Furthermore, after such amendment of Wright’s articles of association, any transfer of record ownership of Shares prior to June 1, 2022 would require the prior approval of the Wright Board. The foregoing amendments to Wright’s articles of association will not become effective during the Offer or any Subsequent Offering Period.

4.    The Offer to Purchase is hereby amended and supplemented by amending and restating the first paragraph of Section 12—“Purpose of the Offer; Plans for Wright—Post-Offer Reorganization” on pages 46-47 of the Offer to Purchase in its entirety to read as follows:

Following the later of the Offer Closing and the closing of any Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), Stryker or Purchaser intend to effectuate or cause to be effectuated a Post-Offer Reorganization. The Post-Offer Reorganization will utilize processes available to Purchaser under Dutch and other applicable law aimed at strengthening Stryker’s direct or indirect control over Wright or its assets and business operations. More specifically, the Asset Sale and Liquidation, the Mergers and the Compulsory Acquisition would ensure that Purchaser or one of its affiliates becomes the owner of all or substantially all of Wright’s business operations from and after the consummation of such Post-Offer Reorganization. In the event the Asset Sale and Liquidation, the Mergers or the Compulsory Acquisition are consummated, Wright will either be liquidated, disappear or become wholly owned by Purchaser. Stryker currently has a preference to implement the Mergers; however, Stryker and Purchaser will continue to review the structural, tax, and other implications for Stryker, Purchaser and Wright associated with the election of each such Post-Offer Reorganization alternative.

5.    The Offer to Purchase is hereby amended and supplemented by amending and restating the penultimate paragraph of Section 15—“Certain Conditions to the Offer” on pages 52-53 of the Offer to Purchase in its entirety to read as follows:

The foregoing conditions are for the benefit of Stryker and Purchaser and (except for the Minimum Condition and the condition set forth in the last bullet above) may be waived (where permitted by applicable law) by Stryker or Purchaser in whole or in part at any time or from time to time prior to the Expiration Time, in each case, subject to the terms and conditions of the Purchase Agreement and the applicable rules and regulations of the SEC. The foregoing conditions are in addition to, and not a limitation of, the rights and obligations of Purchaser to extend, terminate, amend and/or modify the Offer in accordance with the terms and conditions of the Purchase Agreement and the applicable rules and regulations of the SEC. Each of the foregoing conditions is independent of any of the other foregoing conditions; the exclusion of any event from a particular condition does not mean that such event may not be included in another condition. Neither Purchaser nor Stryker may assert that any of the foregoing conditions have not been satisfied if the circumstances giving rise to such condition having not been satisfied resulted from the action or inaction of Purchaser or Stryker. If Purchaser waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c), and 14e-1 under the Exchange Act.

6.    The Offer to Purchase is hereby amended and supplemented by deleting the last paragraph of Section 15—“Certain Conditions to the Offer” on page 53 of the Offer to Purchase in its entirety.

7.    The Offer to Purchase is hereby amended and supplemented by adding the paragraph below as the final paragraph of Section 15—“Certain Conditions to the Offer” on page 53 of the Offer to Purchase:

With respect to the Minimum Condition, in order to comply with U.S. tender offer rules, if Purchaser waives (in whole or in part, in each case subject to the written consent of Wright) the Minimum Condition, or the threshold contemplated by the Minimum Condition changes (to the extent contemplated under the Purchase Agreement and described in the definition of “Minimum Condition”), prior to the expiration of the Offer (including during any extension of the Expiration Time), then at least five (5) business days prior to the Expiration Time (as it may be extended pursuant to the terms of the Purchase Agreement and as described in the Offer to Purchase), Purchaser will announce such waiver or change of the Minimum Condition and amend the Schedule TO and the Offer to Purchase to reflect such waiver or change, including, if applicable, the effect of any change to the ownership percentage that Purchaser and Stryker may own after the offer. Such an announcement of any waiver of or change in the threshold applicable under the Minimum Condition will be made by Purchaser in a press release, which will state the exact percentage threshold applicable under the Minimum Condition (in the case of change of the threshold applicable under the Minimum Condition) and will advise Wright shareholders to withdraw their tendered Shares immediately if their willingness to tender their Shares into the Offer would be affected by such waiver or change of the Minimum Condition. During the five (5) business day period after Purchaser makes the announcement described in this paragraph, the Offer will remain open and holders of Shares who have tendered their Shares in the Offer will be entitled to withdraw their Shares. Once the Expiration Time has occurred, holders of Shares will not be entitled to withdraw their tendered Shares.

8.    The Offer to Purchase is hereby amended and supplemented by adding the paragraphs below as the final paragraphs of Section 16—“Certain Legal Matters; Regulatory Approvals” on page 54 of the Offer to Purchase:

Legal Proceedings Regarding the Offer.

United States District Court Shareholder Litigation.

On January 15, 2020, John Thompson, a purported shareholder of Wright, filed a putative class action lawsuit against Wright, members of the Wright Board, Purchaser and Stryker in the United States District Court for the District of Delaware, captioned Thompson v. Wright Medical Group N.V., et al., Case No. 1:20-cv-00061 (the “Thompson Complaint”). The Thompson Complaint alleges that Wright and the members of the Wright Board violated federal securities laws and regulations by failing to disclose material information in Wright’s Schedule 14D-9 in connection with the transactions contemplated by the Purchase Agreement, which they allege rendered Wright’s Schedule 14D-9 false and misleading. In addition, the Thompson Complaint alleges that members of the Wright Board and Stryker acted as controlling persons of Wright within the meaning and in violation of Section 20(a) of the Exchange Act to influence and control the dissemination of the allegedly defective Schedule 14D-9. The Thompson Complaint seeks, among other things, an order enjoining consummation of the transactions contemplated by the Purchase Agreement; rescission of such transactions if they have already been consummated and rescissory damages; an order directing the Wright Board to file a Schedule 14D-9 that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading; a declaration that the defendants violated certain federal securities laws and regulations; and an award of plaintiff’s costs, including reasonable allowance for attorneys’ fees and experts’ fees.

Stryker, Purchase and Wright believe that the plaintiff’s allegations are without merit. If additional similar complaints are filed, absent new or different allegations that are material, Stryker and Purchaser will not necessarily announce such additional filings.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Thompson Complaint, a copy of which is attached as Exhibit (a)(5)(G) to the Schedule TO and is hereby incorporated herein by reference.

9.    The Offer to Purchase is hereby amended and supplemented by amending and restating the first paragraph of Section 19—“Miscellaneous” on page 55 of the Offer to Purchase in its entirety to read as follows:

We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, blue sky or other laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to state statute, we will make a good faith effort to comply with such statute. If, after such good faith effort, we cannot comply with such statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2020

Stryker B.V.

By:	/s/ Spencer Stiles
Name: Spencer Stiles
Title: Managing Director

By:	/s/ Stuart Silk
Name: Stuart Silk
Title: Managing Director

Stryker Delaware, Inc.

By:	/s/ Spencer Stiles
Name: Spencer Stiles
Title: President

Stryker Corporation

By:	/s/ Timothy J. Scannell
Name: Timothy J. Scannell
Title: President and Chief Operating Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 13, 2019 *

(a)(1)(B)	Form of Letter of Transmittal *

(a)(1)(C)	Form of Notice of Guaranteed Delivery *

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees *

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees *

(a)(5)(A)	Press Release, dated November 4, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Stryker Corporation with the United States Securities and Exchange Commission on November 4, 2019)

(a)(5)(B)	Investor Presentation, dated November 4, 2019 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Stryker Corporation with the United States Securities and Exchange Commission on November 4, 2019)

(a)(5)(C)	Conference call transcript, dated November 4, 2019 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Stryker Corporation with the United States Securities and Exchange Commission on November 4, 2019)

(a)(5)(D)	Social media post, dated November 4, 2019 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Stryker Corporation with the United States Securities and Exchange Commission on November 4, 2019)

(a)(5)(E)	Presentation to Wright Employees, dated November 6, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Stryker Corporation with the United States Securities and Exchange Commission on November 6, 2019)

(a)(5)(F)	Transcript of presentation by Wright and Stryker management to Wright employees held on November 6, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Stryker Corporation with the United States Securities and Exchange Commission on November 18, 2019)

(a)(5)(G)	Class Action Complaint, dated January 15, 2020 (Thompson v. Wright Medical Group N.V., et al.) (incorporated by reference to Exhibit (a)(5)(M) to the Schedule 14D-9 filed by Wright Medical Group N.V. with the United States Securities and Exchange Commission on January 21, 2020)

(d)(1)	Purchase Agreement, dated as of November 4, 2019, by and among Stryker Corporation, Stryker, B.V. and Wright Medical Group N.V. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Stryker Corporation with the United States Securities and Exchange Commission on November 6, 2019)

(d)(2)	Confidentiality Agreement, dated September 22, 2019, by and between Stryker Corporation and Wright Medical Group N.V. *

*	Previously filed.